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SEC MAIL PROCESSING
RECEIVED
OCT 2 3 2006
WASHINGTON DC
213 SECTION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

17 October 2006

SUPPL

Re: Compagnie Financière Richemont AG/Richemont <u>S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)</u>

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of today's press release announcing the retirement of Mr Callum Barton, currently the President and Chief Executive of Richemont North America, Inc.. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 721 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Shuple

Alan Grieve

Enclosures

cc: Mr Richard L Muglia

PROCESSED
NOV 0 2 2006
THOMSON
FINANCIAL

dlw 10/31

RICHEMONT

PRESS RELEASE FOR IMMEDIATE RELEASE

17 OCTOBER 2006

RETIREMENT OF EXECUTIVE DIRECTOR

Richemont, the Swiss luxury goods group, announces the retirement of Mr Callum Barton, currently President and Chief Executive of Richemont North America, Inc. effective 31 October 2006. Mr Barton will also step down from his position as a member of the Board of Directors of Richemont SA, the Group's management board.

Mr Barton joined the group in 1975 in Paris as part of the original *'les Must de Cartier'* team. His career has spanned different functions and he has held senior management positions at the functional, brand and regional levels.

Mr Barton's role as President and CEO of Richemont North America will be taken over by Mr Daniel Mawicke, currently Chief Operating Officer of that company. Mr Mawicke, a US national, joined the Group in 1994, having formerly worked with Coopers and Lybrand in the USA and Switzerland. He was appointed Chief Financial Officer of Richemont North America in 1999 prior to becoming Chief Operating Officer in 2003.

Mr Johann Rupert, Richemont Executive Chairman, said:

"Callum has been a friend and trusted colleague for over thirty years. He was an integral part of the original Cartier management team and he has made a substantial contribution to the development of Richemont. Over the years he has been a wonderful ambassador for the various Maisons. Although Callum will be sorely missed, I am very happy to report that he has agreed to help me in a special consultancy role for the next three years."

Mr Callum Barton, President & CEO Richemont North America, said:

"It has been an enormous privilege to have participated in the extraordinary growth of Richemont's luxury businesses over the last years and to have worked for and with such a talented group of people".

Richemont owns a portfolio of leading international brands or 'Maisons', which are managed independently of one another, recognising their individuality and uniqueness. The businesses operate in five areas: Jewellery Maisons, being Cartier and Van Cleef & Arpels; Specialist watchmakers, which is made up of Jaeger-LeCoultre, Piaget, IWC, Baume & Mercier, Vacheron Constantin, Officine Panerai and A. Lange & Söhne; Writing instrument manufacturers - Montblanc and Montegrappa; Leather and accessories Maisons, being Alfred Dunhill and Lancel; and Other businesses, which includes, specifically, Chloé as well as other, smaller Maisons and watch component manufacturing activities for third parties.

In addition to its luxury goods business, Richemont holds an 18.8 per cent interest in British American Tobacco.

Further Information:

Press enquiries:	Mr Alan Grieve Director of Corporate Affairs Tel. +41 22 721 3507
Analysts' inquiries :	Ms Sophie Cagnard-Fabrici Head of Investor Relations Tel. +33 1 5818 2597

COMPAGNIE FINANCIÈRE RICHEMONT SA
50, CHEMIN DE LA CHÊNAIE CH-1293 BELLEVUE - GENEVA SWITZERLAND
TELEPHONE +41 (0)22 721 3500 TELEFAX +41 (0)22 721 3550
WWW.RICHEMONT.COM